Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of March 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: March 7, 2005

List of materials

Documents attached hereto:


i)   Press release announcing New Management Structure
ii)  Press release announcing Executive Appointments

No.005-014E
                                                                  March 7, 2005

              Sony Corporation Announces New Management Structure

TOKYO, Japan, Mar. 7, 2005- Sony Corporation's current management team today proposed the creation of a new management structure designed to expand upon its core strengths as a global electronics, entertainment and technology company. The proposal was approved at the Board of Directors' Meeting held today. Effective June 22, subject to approval at Sony Corporation's Ordinary General Shareholder's Meeting that day, the following new management team will lead the company:

1)  Sir Howard Stringer (currently Chairman & CEO Sony Corporation of
    America, Corporate Executive Officer, Vice Chairman and COO Sony Entertainment Business Group) will assume the position of Chairman, Group CEO and Representative Corporate Executive Officer, Sony Corporation. Sir Howard will run Sony's overall group business operations on a global basis from headquarters in both New York and Tokyo. In this new position, he will also continue in his role as the head of the Entertainment Business Group and head of Sony Corporation of America.
2)  Dr. Ryoji Chubachi (currently Corporate Executive Officer, Executive
    Deputy President and COO of MSNC and EMCS) will assume the position of Representative Corporate Executive Officer, President of Sony Corporation and CEO of the Electronics Business Group of the company. In this new position, Dr. Chubachi will have overall responsibility for Sony's electronics businesses worldwide.
3)  Mr. Katsumi Ihara (currently Corporate Executive Officer, Executive
    Deputy President and Group CFO) will assume the role of Representative Corporate Executive Officer, Executive Deputy President and Group CFO, Sony Corporation. Mr. Ihara will oversee financial matters and support Sir Howard and Dr. Chubachi with respect to overall corporate strategy and resource allocation.

The current management team led by Mr. Nobuyuki Idei, Representative Corporate Executive Officer, Chairman and Group CEO has implemented an effective reallocation of group-wide resources and promotion of cross-border alliances within the Sony Group. This has resulted in the significant strengthening of the entertainment content businesses, the solidifying of the mobile phone business, the development of the next generation semiconductor chip, and the integration and expansion of the financial services business. As a result, Sony is now poised to move forward with its global entertainment, electronics and technology strategy.

This is a pivotal year for Sony Corporation, and this new structure will enable the company to streamline its operation, and provide a more cohesive focus for operating its businesses around the world in a proactive and strategic manner.

In addition the Nominating Committee agreed to submit the nomination of the following officers as Board member candidates to be formally appointed at the meeting of Sony Corporation's Ordinary General Shareholders' Meeting on June 22, 2005 in Tokyo.

(Board Member Candidates)
Howard Stringer
Ryoji Chubachi
Katsumi Ihara

According to the above, the following current members of the Board will resign from their respective Board memberships as of June 22, 2005.

(Board Members Scheduled to Resign)
Nobuyuki Idei
Kunitake Ando
Teruo Masaki
Ken Kutaragi
Teruhisa Tokunaka
Goran Lindahl
Akihisa Ohnishi

While formal appointments will be made on June 22, this management transition will begin effective immediately.

Nobuyuki Idei, who has served as Director, Representative Corporate Executive Officer, Chairman and Group CEO and Kunitake Ando, currently Director, Representative Corporate Executive Officer and President will become Chief Corporate Advisor and Advisor of Sony Corporation, respectively, as of June 22 and will continue to support the new management team from an overall Sony Group management standpoint.

(Comments from Nobuyuki Idei) From June, the Sony Group will have a new management team centering on Sir Howard Stringer and Dr. Ryoji Chubachi. Both men have a deep understanding of Sony's great tradition and through their open management style they will focus intensely on energizing the entire Sony Group. Sir Howard is an executive admired both within the Sony Group and in the wider business community. His global perspective allows him to bring Sony's electronics and entertainment groups together and to integrate their resources effectively. Naturally, Sir Howard fully understands Sony's longstanding spirit of freedom and open-mindedness. Dr. Chubachi's deep experience with the electronics business and profound understanding of technology issues have won the respect of Sony's engineering community. The new management team of Sir Howard and Dr. Chubachi joined by Mr. Ihara will work together to successfully integrate Sony's abundant resources in electronics, entertainment and technology. I have great confidence in their ability to lead Sony boldly and flexibly into the future. It has been the greatest honor for me to lead Sony for 10 years as this global company has transitioned from analog to digital, integrated its electronics and entertainment cultures and moved into the broadband age. I have the highest expectations for Sony as it begins a new phase under a new management team.

(Comments from Kunitake Ando)
Since I became President in 2000, there have been radical changes in the global business environment. However, I firmly believe that the current management team has laid the foundations for future growth. Our mobile phone business has been revitalized through the establishment of Sony Ericsson Mobile Communications
(SEMC) and we have created a stronger and more efficient production, sales and distribution platform. With this base secured, Mr. Idei and I concur that now is the best time to make the transition to a new management team. Our designated President Mr. Chubachi has a deep knowledge of the key devices that are essential to success in the technology and electronics business. He also fully understands the production processes that are at the heart of any manufacturing company and I believe he is the right person to lead Sony's electronics business into its next phase of development. I urge all Sony employees to give their full support to the new management team as we move forward to a new era for Sony.

(Comments from Sir Howard Stringer) I am delighted to be joining Dr. Chubachi, Mr. Ihara and the extremely talented global management team to lead Sony Corporation. Sony has an unparalleled legacy of boldness, innovation and leadership around the world. Together we look forward to joining our twin pillars of engineering and technology with our commanding presence in entertainment and content creation to deliver the most advanced devices and forms of entertainment to the consumer. I am grateful to Mr. Idei and to Mr. Ando for the confidence they have shown in me, and the Sony Board of Directors for their support, and to the many talented executives throughout this organization who have shown their desire to lead and to innovate. We have clearly demonstrated in our US operations that we can achieve significant cross-company efficiencies, and at the same time deliver both extraordinary quality and record returns. I believe the entire global organization is hungry to make this same transition, and all of us in senior management are committed to achieving that goal.

(Comments from Ryoji Chubachi) This is a pivotal time for Sony Corporation, and I keenly feel my responsibilities. My first priority is to revitalize our electronics business in close coordination and cooperation with Sir Howard and Ihara-san. Building on Sony's legendary corporate culture of creativity and speedy implementation, we will work to deepen communication and enhance our entire group performance. I will give Sir Howard full support to achieve the paramount goal of transforming Sony.

(Comments from Katsumi Ihara) The next chapter in Sony's history will be its most exciting. We have already made tremendous strides to expand cross-company initiatives and address business efficiencies. The solid growth of our US operations and the continued brand strength there will help inspire many of our
future activities.   Since I joined Sony, I have experienced almost all areas of the company's consumer electronics business. I also have had opportunities to manage Sony's overseas affiliates. Together with Sir Howard and Chubachi-san I look forward to the many opportunities before us.



Press Contacts:

Sony Corporation:
Kei Sakaguchi, Gerald Cavanagh, Sue Tanaka, Keita Sanekata    81-3-5448-2200

Sony Corporation of America:

Ann Morfogen     1-212-833-6873
Mack Araki       1-212-833-6821
Jennifer Glass   1-212-833-6975
Susan Tick       1-310-244-6777

--------------------------------------------------------------------------------

                                                                 March 7, 2005
                                                                   No. 05-015E


                             Executive Appointments

Tokyo, Japan - Sony Corporation announces the following executive appointments effective as of April 1, 2005

Ryoji Chubachi

(New) Executive responsible for Semiconductor Solutions Network Company, NC President, Semiconductor Solutions Network Company

(Continues as) Corporate Executive Officer, Executive Deputy President and COO
               (in charge of Micro Systems Network Company, EMCS), NC President, Micro Systems Network Company

Katsumi Ihara

(New)          Executive responsible for Home Electronics Network Company

(Continues as) Corporate Executive Officer, Executive Deputy President and Group
               CSO/CFO

Ken Kutaragi

(New)          Group Executive Officer

(Continues as) Executive responsible for Game Business Group

(Currently)    Corporate Executive Officer, Executive Deputy President and COO
               (in charge of Semiconductor Solutions Network Company and Home
               Electronics Network Company), NC President, Semiconductor
               Solutions Network Company


Inquiries
Sony Corporate Communications
TEL 81-3-5448-2200
FAX 81-3-5448-3061